UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023 (Report No. 5)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On June 19, 2023, Brenmiller Energy Ltd. (the “Company”) issued a press release titled “Brenmiller Energy Ltd. Announces Two Weeks Delay of Voluntary Delisting of Its Securities from the Tel Aviv Stock Exchange in order to Allow Holders of Series 3 Tradable Warrants to Exercise Their Warrants to Shares to be Traded on Nasdaq,” a copy of which is furnished as Exhibit 99.1 with this Report.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-272377) and Form S-8 (Registration No. 333-272266), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.

99.1	Press Release issued by the Company on June 19, 2023 titled “Brenmiller Energy Ltd. Announces Two Weeks Delay of Voluntary Delisting of Its Securities from the Tel Aviv Stock Exchange in order to Allow Holders of Series 3 Tradable Warrants to Exercise Their Warrants to Shares to be Traded on Nasdaq.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: June 20, 2023	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

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